Exhibit (a)(12)
IN THE UNITED STATES DISTRICT COURT EASTERN
DISTRICT OF MICHIGAN

MARYELLEN FARRELLY , individually and	)
on behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	CIVIL ACTION
v.	)
)
BRUCE BARRETT, DANIEL FOLLIS,	)
JAMES AUSMAN, RICHARD SORENSEN,	)
JOHN JUMPER, SOMANETICS	)
CORPORATION, UNITED STATES	)
SURGICAL CORPORATION, and	)
COVIDIEN DE CORP.,	)
)
Defendants.
CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE
FEDERAL SECURITIES LAWS AND MICHIGAN STATE LAW
     Plaintiff, by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this action on behalf of the public stockholders of Somanetics Corporation (“Somanetics” or the “Company”) alleging violations of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) against Somanetics and its Board of Directors (the “Board”), breach of fiduciary duty against the Individual Defendants who are members of Somanetics Board and aiding and abetting the Individual Defendants’ breaches of fiduciary duty against Somanetics and United States Surgical Corporation and Covidien DE Corp. (collectively “Covidien”).
     2. Specifically, the Individual Defendants have attempted to solicit shareholder proxies in support of a tender offer commenced by Covidien to acquire all of the outstanding shares of Somanetics by means of an unfair process and for an unfair price of $25.00 for each share of Somanetics common stock and without adequate disclosure (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $250 million.
     3. At the time Defendants unanimously approved the Proposed Transaction, the Company’s reported strong financial results and business prospects indicated that Somanetics was poised for substantial future growth. In particular, on January 21, 2010, the Company reported “record revenues in 2009,” despite a “difficult economic climate.” Somanetics continued to report stellar financial growth in 2010. For example, on March 17, 2010, the Company announced its financial results for the first quarter ending February 28, 2010, reporting revenues of $13.1 million, an 18 percent increase from $11.2 million in the same period of 2009. Based on its better than expected quarter, Somanetics updated its financial guidance for fiscal year 2010 by increasing revenue forecasts to 12 to 15 percent growth over 2009. On June 21, 2010, Somanetics reported net revenues of $13.9 million, a 17 percent increase from $11.8 million in the same period of 2009.
     4. Despite Somanetics’ reported strong financial performance and future growth prospects, the Board determined to sell the Company to Covidien pursuant to the terms of the Proposed Transaction.
     5. On June 25, 2010, Somanetics filed a Schedule 14D-9 Recommendation Statement (the “14D-9”) with the United States Securities and Exchange Commission (the “SEC”) in connection with the Proposed Transaction. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares.

     6. Further, the consideration shareholders are to receive in connection with the Proposed Transaction is also inadequate. Covidien is acquiring Somanetics at the most opportune time, when Somanetics has reported consecutive quarters of strong financial results and is poised for significant growth, and while its stock price is trading at a huge discount to its intrinsic value. Indeed, the financial analyses the Company’s own financial advisor, Leerink Swann LLC (“Leerink”), performed indicates that the Company’s value is as high as $42.55 per share.
     7. The Individual Defendants unreasonably and disloyally favored a transaction with Covidien, a key customer of Somanetics comprising approximately 14% of the Company’s annual revenues, at the expense of Somanetics’ public shareholders in order to receive significant financial benefits. Specifically, all of the stock options held by each of the Individual Defendants, whether vested or not, will no longer be subject to any restrictions upon consummation of the Proposed Transaction and will be converted into the right to receive $25.00 per share. In total, the Individual Defendants will receive approximately $14.3 million for their restricted stock and stock options if the Proposed Transaction closes.
     8. The tender offer is set to expire at midnight on July 27, 2010. Without imminent court intervention, Plaintiff and the Class will suffer irreparable harm if they must decide whether to tender their shares in the Tender Offer based on a 14D-9 that contains materially misleading information and omissions of material fact. Accordingly, this action seeks to enjoin the Proposed Transaction and require Defendants to disseminate an accurate and complete 14D-9 information statement that fully and fairly informs shareholders all material information in a non-misleading manner.

JURISDICTION AND VENUE
     9. The claims asserted herein arise under sections 14(d)(4) and 14(e) of the Exchange Act, 15 U.S.C. § 78n and Michigan State Law. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §§ 1331, 1367.
     10. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. In addition, Somanetics maintains its principal executive offices in Michigan.
PARTIES
     1. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Somanetics.
     2. Somanetics is a corporation organized and existing under the laws of the State of Michigan. It maintains its principal corporate offices at 2600 Troy Center Drive, Troy, Michigan 48084, and develops, manufactures, and markets medical devices in the United States, Europe, Canada, the Middle East, South Africa, and Japan. The Company offers the INVOS System, a non-invasive patient monitoring system that provides real-time blood oxygen measurements in the brain and tissues beneath the sensor.
     3. Defendant Bruce Barrett (“Barrett”) has been the President, Chief Executive Officer, and a director of the Company since 1994.
     4. Defendant Daniel Follis (“Follis”) has been a director of the Company since 1989.
     5. Defendant James Ausman (“Ausman”) has been a director of the Company since 1994.

     6. Defendant Richard Sorensen (“Sorensen”) has been a director of the Company since 2006.
     7. Defendant John Jumper (“Jumper”) has been a director of the Company since 2007.
     8. Defendants referenced in ¶¶ 2 through 7 are collectively referred to as Individual Defendants and/or the Somanetics Board. The Individual Defendants as officers and/or directors of Somanetics, have a fiduciary relationship with Plaintiff and other public shareholders of Somanetics and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     9. Defendant United States Surgical Corporation is Delaware corporation and a wholly-owned indirect subsidiary of Covidien plc, a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence.
     10. Defendant Covidien DE Corp. is a Delaware corporation wholly owned by United States Surgical Corporation that was created for the purposes of effectuating the Proposed Transaction.
THE INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTIES
     11. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Somanetics and owe them, as well as the Company, a duty of the highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

     12. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.
     13. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:
          (a) participating in any transaction where the Individual Defendants’ loyalties are divided;
          (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     14. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of Somanetics, or are aiding and abetting others in violating those duties.
     15. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     16. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     17. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Covidien to attempt to eliminate the public shareholders’ equity interest in Somanetics pursuant to a defective sales process, and (ii) permit Covidien to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

     18. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     19. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Somanetics common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     20. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of July 7, 2010, Somanetics had approximately 11.95 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Whether the Individual the Individual Defendants misrepresented and omitted material facts in violation of sections 14(d)(4) and 14(e) of the Exchange Act;

(ii)	Whether the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(iii)	Whether the Individual Defendants, in connection with the Proposed Transaction of Somanetics by Covidien, pursuing a course of conduct that does not maximize Somanetics’ value in violation of their fiduciary duties;

(iv)	Whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(v)	Whether Somanetics and Covidien aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vi)	Whether the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS
The INVOS System
     21. Somanetics develops, manufactures and markets the INVOS System, a non-invasive patient monitoring system that provides accurate, real-time blood oxygen measurements in the brain and elsewhere in the body in tissues beneath the sensor in patients greater than 2.5 kilograms, and continuously measures changes in blood oxygen levels for individuals of any weight. As stated in the Company’s Annual Report filed with the United States Securities and Exchange Commission on February 3, 2010, the INVOS System “is the only commercially-available cerebral/somatic oximeter proven to improve outcomes.”
     22. The INVOS System consists of a portable monitoring system, including proprietary technology, which is used with multiple single-use disposable sensors, called SomaSensors or OxyAlert sensors. As of November 30, 2009, the Company had an installed base of 2,927 INVOS System monitors in the United States in 782 hospitals, and during the fiscal year ending November 30, 2009, the Company sold 502,026 sensors worldwide.
     23. The INVOS System has U.S. Food and Drug Administration (“FDA”) clearance in the United States for use on adults, children, infants and neonates. The Company targets the sale of the INVOS System for use in surgical procedures and other critical care situations with a high risk of oxygen imbalances. The Company initially focused their marketing efforts primarily on adult and pediatric cardiac surgeries and carotid artery surgeries. In fiscal 2005, the Company initiated selling and marketing efforts for the INVOS System in the pediatric ICU, and in fiscal 2008 the Company expanded the use of the INVOS System in the pediatric and neonatal ICUs with the launch of a smaller sensor.

     24. While the Company’s initial focus has been commercializing the INVOS System to measure blood oxygen saturation changes in the brain, many clinicians in the pediatric and neonatal ICU use the INVOS System to assess changes in oxygen saturation in regions of the body other than the brain in addition to cerebral oxygen saturation. In November 2005, the Company received 510(k) clearance from the FDA to market the INVOS System to monitor changes in somatic tissue blood oxygen saturation in regions of the body other than the brain in patients with or at risk for restricted blood flow. In May 2008, the Company received 510(k) clearance from the FDA to market the INVOS System to monitor changes in blood oxygen saturation in any tissues beneath the sensor, not limited to brain and somatic tissue, in any individual. In April 2009, the Company received 510(k) clearance from the FDA to expand the indications for use to reflect the INVOS System’s ability to provide accurate, immediate blood oxygen saturation measurements in patients greater than 2.5 kilograms at risk for restricted or no blood flow, in addition to the previous FDA clearance to measure changes in blood oxygen saturation in any individual. In addition, this most recent 510(k) clearance expanded the labeling for the INVOS System to include certain new labeling claims.
The Vital Sync System
     25. In November 2008, the Company acquired substantially all of the assets of ICU Data Systems, Inc. (“ICU Data Systems”). ICU Data Systems developed a patented technology that integrates data from a broad array of hospital bedside devices, such as physiological monitors, ventilators and infusion devices, into a single bedside display for comparison, data management and storage. The data integration technology allows customized presentation of data from various bedside devices for comparison on the same display and on the same timeline. The device can also calculate and display derived parameters, or calculated parameters based on the combination of two or more discrete parameters. In addition, the device can produce user-defined, automated event marks and alerts. All resulting information can be stored for inclusion in the patient record and clinical research. The Company launched the newly-acquired data integration technology, as a stand-alone device that it calls Vital Sync, in the third quarter of fiscal 2009. The INVOS System is one of many devices whose data can be integrated into the stand-alone device.
     26. To support the addition of the derived parameter features to the system, the Company filed a new FDA 510(k) premarket notification in the fourth quarter of fiscal 2009. In addition, the Company expects to invest to combine the ICU Data Systems and INVOS System technologies in a single product in fiscal 2010. Upon completion of development of a single product combining the Vital Sync System with the INVOS System technology, the also plans to pursue a new FDA 510(k) clearance for this integrated device for a launch currently expected in mid-2011.
The Company’s International Operations
     27. Outside the United States, the Company has distribution agreements with independent distributors for the INVOS System, including Covidien in Europe, Canada, the Middle East and South Africa, and Edwards Lifesciences Ltd. in Japan. During 2009, the Company extended their distribution agreement with Covidien for three years beginning in February 2010 and in December 2009, the Company extended their distribution agreement with Edwards through fiscal 2014. As stated in the Company’s Annual Report, the Company “expect[s] international net revenues to increase beginning in February 2010 as a result of new prices negotiated as part of our distribution agreement extension with Covidien.”

Somanetics’ Recent Strong Performance
     28. On January 21, 2010, the Company reported its financial results for the fiscal year 2009. Among the financial highlights, the Company reported that net revenues increased 5% to $50.0 million from $47.5 million in fiscal 2008. Somanetics ended fiscal 2009 with cash, marketable securities and long-term investments of $79.7 million and no borrowings. “We are pleased to have achieved record revenues in 2009 in this difficult economic climate,” said Defendant Barrett, Somanetics’ president and chief executive officer. “Unit sales of our disposable sensors, which is the best indicator of customer demand for the INVOS System, increased 22 percent in the fourth quarter and 18 percent for the year. We also obtained two technology licenses during 2009. Combined with the addition of the Vital Sync System to our portfolio, we believe that these additional technologies will enhance the value proposition for our INVOS System, increase the competitive barriers to entry, support future development of new markets for the INVOS System and potentially strengthen our intellectual property position.” Barrett said.
     29. On March 17, 2010, the Company announced its financial results for the first quarter ending February 28, 2010. The Company had a very successful quarter reporting revenues of $13.1 million, an 18 percent increase from $11.2 million in the same period of 2009. Net income for the quarter was $2.0 million compared with net income of $1.3 million in the first quarter of 2009.
     30. Based on its better than expected quarter, Somanetics updated its financial guidance for fiscal year 2010. Somanetics increased its revenue forecast to 12 to 15 percent growth over 2009, or approximately $56 million to $57.5 million. Somanetics previously forecasted revenue growth at 12%. “We are off to a solid start for the year with sales and earnings exceeding our internal plans for the first quarter,” said Bruce Barrett, Somanetics’ president and chief executive officer. “We also are continuing to execute our investments to increase the size of our U.S. field sales and clinical education team and implement technological advances that promise to further our lead in this developing marketplace,” continued Barrett. In addition, Somanetics announced that it has “developed a sensor for use in the neonatal ICU that has features that are important to the customers including a smaller size, more flexibility and a lighter weight than the current model. The sensor is expected to be introduced to customers beginning in the second quarter.”
     31. On June 21, 2010, Somanetics announced its financial results for the second quarter ending May 31, 2010. The Company reported net revenues of $13.9 million, a 17 percent increase from $11.8 million in the same period of 2009. Cash, marketable securities and long-term investments at May 31, 2010 totaled $80.1 million, with no borrowings.
     32. Despite its recent strong performance, the Company agreed to enter into the Proposed Transaction. In a press release dated June 16, 2010, the Company announced that it had entered into a merger agreement with Covidien, stating:
Dublin, Ireland and Troy, MI — June 16, 2010 — Covidien plc (NYSE: COV) and Somanetics Corporation (NASDAQ: SMTS) today announced that they have signed a definitive merger agreement under which Covidien will acquire all of the outstanding shares of Somanetics Corporation for $25.00 per share in cash, for a total of $250 million, net of cash acquired. This acquisition is consistent with the Covidien strategy to expand into adjacencies and invest in product categories where it can develop a global competitive advantage.
Somanetics is a leader in cerebral and somatic oximetry. The company had sales of $50 million in 2009 and has approximately 150 employees. Its INVOS® (In-Vivo Optical Spectroscopy) Cerebral/Somatic Oximeter, a noninvasive patient monitor, continuously measures blood oxygen levels in the brain and in the body of patients who are at risk for restricted blood flow so clinicians can detect and correct a variety of threatening complications. The INVOS System is the only commercially-available cerebral/somatic oximeter shown to improve patient outcomes.
“The acquisition of Somanetics will allow Covidien to broaden our product offerings and add another market-leading monitoring technology to its portfolio,” said Pete Wehrly, President, Respiratory & Monitoring Solutions, Covidien. “The Somanetics product line, which we currently distribute in Europe, will expand our presence in the operating room. The acquisition will help us achieve our mission of enhancing the quality of life and improving patient outcomes.”
* * *
The transaction, which will take the form of an all-cash tender offer by a wholly-owned subsidiary of Covidien, followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by July 31, 2010. The Boards of Directors of both companies have unanimously approved the transaction. All of the directors and executive officers of Somanetics have confirmed their intention to tender all shares held by them into the offer. Once the transaction has been completed, Covidien will report the Somanetics business as part of its Oximetry and Monitoring product line in the Medical Devices business segment.
Somanetics’ Conflicts With Covidien
     33. Somanetics admits that the Company’s business is highly dependent upon on its sales to Covidien, which represented 13%, 14% and 13% of its revenues for fiscal years 2009, 2008 and 2007, respectively. Indeed, according to Somanetics, the loss of Covidien as a customer would have an adverse effect on the Company’s business, financial condition and results of operations.
     34. In 2009, Somanetics extended its long-standing distribution agreement with Covidien to distribute the Company’s products internationally for three more years, with an option to extend for two more years.

     35. Further, Somanetics has entered into various distribution agreements with certain affiliates of Covidien.
     36. As a result of Semantics’ heavy dependence on Covidien for a material portion of the Company’s revenues, Defendants unfairly and disloyally favored a transaction with Covidien over any other potential bidders at the expense of Somanetics’ public shareholders.
The Proposed Transaction Price is Unfair
     37. The considerations Somanetics shareholders are to receive in the Proposed Transaction is inadequate. In the Illustrative Discounted Cash Flow Analysis performed by the Company’s financial advisor, Leerink, Leerink calculated the Company’s value based on the cash flow projections provided to Leerink by Company management. In this analysis, the Company’s value was calculated to be as high as $42.55 using Upside Case Projections and $33.28 using the Company’s Base Case Projections.
     38. In the Selected Transactions Analysis performed by Leerink, the Company’s value was calculated to be as high as $29.34 per share.
     39. Moreover, given the Company’s recent performance and world-class INVOS System, the consideration shareholders are to receive is inadequate. Somanetics shareholders are being cashed out at the unfairly low price of $25.00 per share, which doesn’t adequately take into account the tremendous growth potential for the INVOS System. Accordingly, Covidien is picking up Somanetics at the most opportune time, at a time when Somanetics is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

Financial Benefits Received by the Individual Defendants
     40. Moreover, despite their duty to maximize shareholder value, each of the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Somanetics’ public shareholders.
     41. For example, each of the stock options and restricted shares of Somanetics held by the Individual Defendants, whether vested or not, will upon consummation of the Proposed Transaction, vest and/or no longer be subject to the restrictions and will be converted into a right to receive $25.00 per share. Upon consummation of the Proposed Transaction, the Individual Defendants will receive the following amounts for their restricted stock and stock options.

	Consideration Payable in	Consideration Payable in
Name	Respect of Stock Options	Respect of Restricted Shares	Total
Bruce J. Barrett	$11,068,373	$1,570,000	$12,638,373
John P. Jumper	$240,800	$0	$240,800
James J. Ausman	$656,735	$0	$656,735
Richard R. Sorensen	$337,500	$0	$337,500
Daniel S. Follis	$411,000	$0	$411,000
     42. In addition, Defendant Barrett has an employment agreement with the Company pursuant to which he will be entitled to the following payments upon a termination or a change of control:

	Termination
		Employment
		Agreement	Employment
	Employment	Change in	Agreement
	Agreement	Control	No			Change in
Benefits and Payments(1)	Severance(2)	Severance(3)	Severance(4)	Death	Disability	Control(5)
Base Salary	$379,336	$758,672	$0	$0	$0	$0
Bonus	287,775	820,949	0	0	0	0
Options (Accelerated Vesting)	0	317,592				317,592
Restricted Shares (Accelerated Vesting)	0	1,480,000	0	0	0	1,480,000
Life Insurance Proceeds	0	0	0	200,000	0	0
Disability Insurance Proceeds	0	0	0	0	2,744,300	0
Insurance Premiums (Life, Health and Disability)	26,727	46,954	0	0	0	0

Total	$693,838	$3,424,167	$0	$200,000	$2,744,300	$1,797,592

     43. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Somanetics’ public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.
The Preclusive Deal Protection Devices
     44. In addition, on June 16, 2010, the Company filed a Form 8-K with the SEC wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
     45. By way of example, §5.2(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Covidien. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Covidien.
     46. Pursuant to §5.2 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Covidien of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Covidien is granted three business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a competing proposal. Covidien is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.
     47. In other words, the Merger Agreement gives Covidien access to any rival bidder’s information and allows Covidien a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Covidien, because the Merger Agreement unfairly assures that any “auction” will favor Covidien and piggy-back upon the due diligence of the foreclosed second bidder.
     48. In addition, the Merger Agreement provides that a termination fee of $10,500,000 must be paid to Covidien by Somanetics if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     49. Finally, Covidien is also the beneficiary of a “Top-Up” provision that ensures that Covidien gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Covidien receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Covidien fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Covidien an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Covidien’s first-in position.
     50. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Covidien’s inadequate offer price.
The Voting Agreement
     51. As an inducement to enter into the Merger Agreement, Defendant United States Surgical Corporation and Covidien entered into a Tender and Voting Agreement (the “Voting Agreement”) with Defendant Barrett, pursuant to which Barrett will tender his Somanetics shares to Covidien. Barrett may only withdraw from the Tender and Voting Agreement if the Merger Agreement and Proposed Transaction are terminated.
     52. As of June 16, 2010, the Voting Agreement covered 124,691 Somanetics shares, 62,800 restricted Somanetics shares subject to vesting and securities convertible into or exercisable for 553,919 Somanetics shares, totaling approximately 5.9% of the Company’s shares then outstanding on a fully diluted basis (assuming exercise or conversion of all derivative securities into shares held by the defendant Barrett).
     53. Pursuant to the Tender and Voting Agreement, Defendant Barrett has granted United States Surgical Corporation, until the earlier of:
(i) the effective time of the Merger, (ii) December 15, 2010, provided that such date may be extended to March 15, 2011 by either USSC or Somanetics in the event that all conditions to the Merger have been satisfied other than the Minimum Condition (as defined below) and the receipt of approvals or clearance under, or the expiration or termination of any waiting periods under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any provision under comparable applicable laws of foreign jurisdictions, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the Offer Price, and (iv) the termination of the Merger Agreement (the “Termination Date”), a limited irrevocable proxy to vote all Securities (as defined below) for the Shareholder and in Shareholder’s name, place and stead. Such proxy may be exercised at any annual or special meeting or action of the shareholders of Somanetics, as applicable, or at any adjournment thereof or pursuant to any consent of the shareholders of Somanetics, in lieu of a meeting or otherwise, whether before or after the Acceptance Time, for the adoption and approval of the Merger Agreement. “Securities” as used above, means (i) Shares, (ii) all securities exchangeable, exercisable for or convertible into Shares, and (iii) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of Somanetics or upon any other change in Somanetics’ capital structure, in each case whether now owned or hereafter acquired by the Shareholder. Defendant Barrett also granted to Defendant United States Surgical Corporation an irrevocable option to purchase all of his right, title and interest in and to any shares he owns or for which he has sole dispositive power and any shares acquired by him after the commencement of the Offer, other than unexercised Company stock options and restricted shares subject to vesting, at a price per share equal to the Offer Price. United States Surgical Corporation may exercise the Option in whole, but not in part, if, but only if, (i) Covidien acquires shares pursuant to the Offer and (ii) defendant Barrett fails to tender into the Offer any shares (other than his Non-Tender Securities) or withdraws the tender of any shares (other than his Non-Tender Securities) into the Offer.
     54. United States Surgical Corporation may exercise the Option at any time within the 60 days following the date when such Option first becomes exercisable.
     55. As a result of entering into the Tender and Voting Agreement, Covidien and USSC will possess beneficial ownership of an aggregate of 741,410 shares, representing approximately 5.9% of the shares then outstanding on a fully diluted basis (assuming exercise or conversion into shares of all derivative securities held by defendant Barrett).

The Materially Misleading and Incomplete Recommendation Statement
     56. On June 25, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.
     57. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to cast an informed decision on whether to tender their shares in the Proposed Transaction.
     58. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Leerink, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Leerink and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:
(i)	The free cash flow projections of the Company for years 2010 through 2014 for each of the three sets of projections (Base Case, Upside Case, and Downside Case) relied upon by Leerink in rendering its fairness opinion.

(ii)	The amount of net operating loss carryforwards of the Company for years 2010 through 2014 for each of the three sets of projections.

(iii)	The criteria and assumptions used to prepare the Upside Case, Downside Case, and Base Case projections. This is particularly important considering the significant difference of the Company’s valuation that resulted from using each set of projections. In particular, in the Illustrative Discounted Cash Flow Analysis, the Upside Case resulted in a valuation of the Company as high as $42.55 per share, while the Base Case resulted in a valuation of the Company as high as $33.28.

(iv)	The criteria used by Leerink to determine which companies were considered “similar” to the Company and were used in the Selected Companies Analysis, as well as what constituted a high or low growth company, and whether Somanetics was considered a high or low growth rate company.

(v)	The multiples observed for each company in the Selected Companies Analysis.

(vi)	The criteria used to select the multiple ranges used by Leerink to apply to Somanetics’ corresponding financial data in the Selected Companies Analysis, and the reasons an implied per share value range was not calculated using the revenue multiples that were observed.

(vii)	The criteria used by Leerink to determine which companies were considered “similar” to the Company and were used in the Selected Transactions Analysis, as well as what constituted a high or low growth company, and whether Somanetics was considered a high or low growth rate company.

(viii)	The multiples observed for each company in the Selected Transactions Analysis.

(ix)	The criteria used to select the multiple ranges used by Leerink to apply to Somanetics’ corresponding financial data in the Selected Transactions Analysis, and the reasons an implied per share value range was not calculated using the revenue multiples that were observed.

(x)	The definition of free cash flows used in the Illustrative Discounted Cash Flow Analysis, including how stock-based compensation was considered.

(xi)	The material key inputs used by Leerink to calculate the Company’s weighted average cost of capital (“WACC”) used in the Illustrative Discounted Cash Flow Analysis including betas, risk premiums, and assumed capital structure.

(xii)	The criteria used to select the 10.0x to 14.0x range of multiples used in the Illustrative Discounted Cash Flow Analysis.
     59. The Recommendation Statement also fails to describe material information concerning the events leading up to the Proposed Transaction, including discussions and negotiations with Covidien and other potential partners. For example, the Recommendation Statement:
(i)	Fails to disclose the nature of the potential business combination discussed between Covidien and the Company in 2007-2008, whether an indication of interest was submitted at that time, and the reasons Covidien terminated discussions in February 2008.

(ii)	Fails to disclose whether the Company considered other financial advisors before hiring Leerink as its financial advisor for the Proposed Transaction.

(iii)	Fails to disclose what were “Leerink’s observations regarding other parties that might have an interest in pursuing a business combination with the Company” that was discussed on April 20-21, 2010.

(iv)	Fails to disclose the “status of its discussions with...other potential interested parties” that was discussed by the Board on May 12, 2010.

(v)	Fails to disclose how many companies met the criteria of being potential buyers that were discussed between Leerink and Company management on May 13-14, 2010.

(vi)	Fails to disclose why only three parties were contacted by Leerink on May 17, 2010.

(vii)	Fails to disclose whether Companies B and C were strategic or financial parties.

(viii)	Fails to disclose the reasons provide by Company A on May 18, 2010 that it was not interested in pursuing a transaction with the Company.

(ix)	Fails to disclose the reasons the Company determined to structure the Proposed Transaction as a two-step tender offer / merger as opposed to a one-step structure.

(x)	Fails to disclose the reasons the Company determined that there was a “low probability that other companies who were not contacted by the Company or its financial advirors would make a proposal to acquire the Company at a higher price.”

     It is absolutely necessary for shareholders to receive a Recommendation Statement that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision regarding whether to tender their share in support of the Proposed Transaction.
     60. The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the pros and cons associated with the other strategic alternatives, other than the sale of the Company, including the values and risks associated with Somanetics remaining as a stand-alone Company — information which is vital to shareholders in deciding whether to tender their shares in support of the Proposed Transaction. In particular, the Recommendation Statement states that the Board “considered the possible alternatives to the acquisition by Covidien (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to the Company’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives...” The Recommendation Statement should disclose each alternative discussed, and the risks and benefits of each such alternative.
     61. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Violations of Section 14(d) and 14(e) of the Exchange Act
(Against All Individual Defendants and Somanetics)
     62. Plaintiff repeats all previous allegations as if set forth in full herein.
     63. Defendants have issued the Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction.

     64. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:
It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative
     65. The Recommendation Statement violates the Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.
     66. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.
COUNT II
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     67. Plaintiff repeats all previous allegations as if set forth in full herein.
     68. As Directors of Somanetics, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Somanetics’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     69. As discussed herein, the Individual Defendants have breached their fiduciary duties to Somanetics shareholders by failing to engage in an honest and fair sale process.
     70. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Somanetics’ assets and will be prevented from benefiting from a value-maximizing transaction.
     71. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     72. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     73. Plaintiff repeats all previous allegations as if set forth in full herein.
     74. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Somanetics’ shareholders.
     75. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     76. As a result, Plaintiff and the Class members are being harmed irreparably.
     77. Plaintiff and the Class have no adequate remedy at law.

COUNT IV
Aiding and Abetting
(Against Somanetics and Covidien)
     78. Plaintiff repeats all previous allegations as if set forth in full herein.
     79. As alleged in more detail above, Somanetics and Covidien are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Somanetics and Covidien aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     80. As a result, Plaintiff and the Class members are being harmed.
     81. Plaintiff and the Class have no adequate remedy at law.
PRAYER
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;
          (B) declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Exchange Act
          (C) enjoining, preliminarily and permanently, the Proposed Transaction;
          (D) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

          (F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

THE MILLER LAW FIRM, P.C.
/s/ Marc L. Newman
E. Powell Miller (P39487)
Marc L. Newman (P51393) Jayson E. Blake (P56128) Miller Building 950 West University Drive, Suite 300 Rochester, MI 48307 Telephone: (248) 841-2200 Facsimile: (248) 652-2852

Dated: July 15, 2010

Liaison Counsel for Plaintiff
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
Shannon L. Hopkins, Esq. (admission pending)
W. Scott Holleman, Esq. (admission pending)
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171
THE BRISCOE LAW FIRM, PLLC
Willie C. Briscoe
8117 Preston Road, Suite 300
Dallas, Texas 75225
Tel: 214-706-9314
Fax: 214-706-9315
CASH, POWERS, TAYLOR, LLC
Patrick Powers
Mark Taylor
8150 North Central Expy., Suite 1575 l
Dallas, TX l 75206
Tel: 214-239-8900
Fax: 214-239-8901
Attorneys for Plaintiff